Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 April 2018

Commission file number: 001-10306

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS’s transformation programme, including the further restructuring of the NatWest Markets franchise; the satisfaction of the Group’s residual EU State Aid obligations; the continuation of RBS’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2017 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from Brexit and from the outcome of general elections in the UK and changes in government policies; RBS’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring and transformation programme, particularly the proposed further restructuring of the NatWest Markets franchise, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the dependence of the Group’s operations on its IT systems; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS’s ability to achieve its capital, funding, liquidity and leverage requirements or targets which will depend in part on RBS’s success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring and transformation initiatives being concurrently implemented; the potential negative impact on RBS’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny  (including by competition authorities) and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS’s IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position, including on any requisite management buffer; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the application of stabilisation or resolution powers in significant stress situations;  contribution to relevant compensation schemes; the execution of the run-down and/or sale of certain portfolios and assets; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Any information contained on any websites linked or reports referenced in this report is for information only and shall not be deemed to be incorporated by reference in this report.

Non-GAAP financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’). This document contains a number of non-GAAP (or non-IFRS) financial measures. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

The non-GAAP financial measures used in this document generally exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management, in conjunction with IFRS financial measures, to measure performance and make decisions regarding the future direction of the business. Management believes these non-GAAP financial measures, when provided in combination with reported IFRS results, provide helpful supplementary information for investors. These adjusted measures, derived from the reported results are non-IFRS financial measures but are not a substitute to IFRS reported measures.

The main non-GAAP measures used in this document include:

●

Performance, funding and credit metrics such as ‘return on tangible equity’, and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio and loan:deposit ratio. These are internal metrics used to measure business performance; and

●

Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking results which are presented to provide investors with a summary of the Group’s business performance.

Introduction

Key operating indicators

This document includes a number of operational metrics which management believes may be helpful to investors in understanding the Group’s business, including the Group’s position against its own targets. These metrics include performance, funding and credit metrics such as ‘return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets) and net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, and loan:deposit ratio. These are internal metrics used to measure business performance.

Capital and liquidity measures

Certain liquidity and capital measures and ratios are presented in this document as management believes they are helpful for investors’ understanding of the liquidity and capital profile of the business and the Group’s position against its own targets and applicable regulatory requirements. Some of these measures are used by management for risk management purposes and may not yet be required to be disclosed by a government, governmental authority or self-regulatory organisation. As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers. These capital and liquidity measures and ratios include: the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio.

Recent developments

On the 27 April 2018 RBS announced the changes to the composition of boards of Directors in connection with the Ring-Fencing Transfer Scheme.

The Royal Bank of Scotland Group plc

Highlights

RBS reported an operating profit before tax of £1,213 million, £500 million, or 70.1%, higher than Q1 2017

●	Q1 2018 attributable profit of £792 million compared with £259 million for Q1 2017.
●

2.8% increase in income and an 18.0% reduction in costs. Costs reduced by 2.1%, excluding strategic and litigation and conduct costs, driving a 4.9% improvement in operating leverage compared with Q1 2017.

Continued track record of delivery

Grow income
●	Income increased by £90 million, or 2.8%, compared with Q1 2017. Compared with Q4 2017, income increased by £245 million largely reflecting higher NatWest Markets income.
●

Net interest margin (NIM) was stable at 2.04% compared with Q4 2017, but was 2 basis points lower excluding Q4 2017 one-off items, reflecting competitive pressure, 1 basis point, and IFRS 9 accounting impacts, 1 basis point. NIM was 20 basis points lower than Q1 2017 reflecting increased liquidity, mix impacts and competitive pressures on margins.

Cut costs through continued transformation and increased digitisation
●	Operating costs decreased by £442 million, or 18.0%, compared with Q1 2017. Excluding strategic and litigation and conduct costs, costs decreased by £39 million, or 2.1%, and FTEs reduced by 7.0%.
●

5.75 million customers now regularly using our mobile app, 21% higher than Q1 2017 and 5% higher than Q4 2017. 55% of personal unsecured loans sales are via the digital channel, 39% higher than Q1 2017. Business Banking digital current account openings accounted for 82% of total accounts opened, up from 59% in Q1 2017.

●	Compared with Q1 2017, branch counter transactions were down around 7%, ATM transactions were down 17% and cheque usage was down 17%.

Stronger capital position
●	CET1 ratio increased by 50 basis points in the quarter to 16.4% and remains ahead of our target.
●	RWAs increased by £1.8 billion compared with Q4 2017. Excluding the impact of model uplifts within Commercial Banking, RWAs reduced by £2.5 billion.
●	Successfully completed a sterling equivalent of £2.1 billion MREL compliant debt issuance against our planned £4-6 billion issuance in 2018.
Resolve legacy issues
●	Reached settlement with the New York Attorney General on its RMBS investigation; this was fully provided for in Q4 2017.
●

Entered into a Memorandum of Understanding with the Trustees of the Main Scheme of the RBS Group Pension Fund to make a £2 billion pre-tax payment in the second half of 2018, and further pre tax contributions of up to £1.5 billion in aggregate from 1 January 2020 linked to the making of future distributions to RBS shareholders.

Outlook (1)
●	We retain the 2018 guidance and medium term outlook we provided in the 2017 Annual Results document.
Change to the presentation of operating performance from Q1 2018

As previously indicated, and reflecting the progress RBS has made in resolving its legacy issues and becoming a simple bank, from Q1 2018 financial performance and key performance indicators are no longer reported on an ‘adjusted’ basis. We continue to provide details of notable items on memorandum lines where they materially distort comparisons with prior periods. The line previously presented as ‘Restructuring costs’ has also been renamed ‘Strategic costs’.

Note:

(1)

The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the “Risk Factors” on pages 349 to 379 of the 2017 Annual Report on Form 20-F. These statements constitute forward-looking statements; refer to Forward-looking statements in this announcement.

Business performance summary

	Quarter ended
	31 March	31 December	31 March
Performance key metrics and ratios	2018	2017	2017
Operating profit/(loss) before tax	£1,213m	(£583m)	£713m
Profit/(loss) attributable to ordinary shareholders	£792m	(£579m)	£259m
Net interest margin	2.04%	2.04%	2.24%
Average interest earning assets	£427,394m	£430,902m	£405,122m
Cost:income ratio (1)	60.5%	111.5%	76.1%
Earnings per share
- basic	6.6p	(4.9p)	2.2p
- basic fully diluted	6.6p	(4.9p)	2.2p
Return on tangible equity	9.3%	(6.7%)	3.1%
Average tangible equity	£34,216m	£34,403m	£33,357m
Average number of ordinary shares
outstanding during the period (millions)
- basic	11,956	11,944	11,793
- fully diluted (2)	12,015	12,003	11,872

	31 March	31 December	31 March
Balance sheet related key metrics and ratios	2018	2017	2017
Total assets	£738.5bn	£738.1bn	£783.3bn
Funded assets	£588.7bn	£577.2bn	£579.2bn
Loans and advances to customers (excludes reverse repos)	£319.1bn	£323.2bn	£326.7bn
Impairment provisions (3)	£4.2bn	£3.8bn	£4.1bn
Customer deposits (excludes repos)	£358.3bn	£367.0bn	£351.5bn

Liquidity coverage ratio (LCR)	151%	152%	129%
Liquidity portfolio	£180bn	£186bn	£160bn
Net stable funding ratio (NSFR) (4)	137%	132%	120%
Loan:deposit ratio	89%	88%	93%
Short-term wholesale funding	£17bn	£18bn	£16bn
Wholesale funding	£73bn	£70bn	£67bn

Common Equity Tier 1 (CET1) ratio	16.4%	15.9%	14.1%
Total capital ratio	21.6%	21.3%	19.2%
Risk-weighted assets (RWAs)	£202.7bn	£200.9bn	£221.7bn
CRR leverage ratio	5.4%	5.3%	5.0%
UK leverage ratio	6.2%	6.1%	5.7%

Tangible net asset value (TNAV) per ordinary share	297p	294p	297p
Tangible net asset value (TNAV) per ordinary share - fully diluted	295p	292p	295p
Tangible equity	£35,644m	£35,164m	£35,186m
Number of ordinary shares in issue (millions)	11,993	11,965	11,842
Number of ordinary shares in issue (millions) - fully diluted (2,5)	12,075	12,031	11,921

Notes:

(1)	Operating lease depreciation included in income for Q1 2018 - £31 million; (Q4 2017 - £35 million; Q1 2017 - £36 million).
(2)

Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q1 2018 were 59 million shares; (Q4 2017 - 59 million shares; Q1 2017 - 79 million shares) and as at 31 March 2018 were 82 million shares (31 December 2017 - 66 million shares; 31 March 2017 - 79 million shares).

(3)	31 March 2018 prepared under IFRS 9, 31 December 2017 and 31 March 2017 prepared under IAS 39. Refer to the February 2018 IFRS 9 Transition Report for further details.
(4)

In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018. The pro forma CRR2 NSFR at 31 December 2017 under CRR2 proposals is estimated to be 139%.

(5)	Includes 18 million treasury shares (31 December 2017 - 16 million shares; 31 March 2017 - 28 million shares).

Business performance summary

Summary consolidated income statement for the quarter ended 31 March 2018

	Quarter ended
	31 March	31 December	31 March
	2018	2017	2017
	£m	£m	£m
Net interest income	2,146	2,211	2,234

Own credit adjustments	21	9	(29)
Gain on redemption of own debt	-	-	2
Strategic disposals	-	191	-
Other non-interest income	1,135	646	1,005

Non-interest income	1,156	846	978

Total income	3,302	3,057	3,212

Litigation and conduct costs	(19)	(764)	(54)
Strategic costs	(209)	(531)	(577)
Other expenses	(1,783)	(2,111)	(1,822)

Operating expenses	(2,011)	(3,406)	(2,453)

Profit/(loss) before impairment losses	1,291	(349)	759
Impairment losses (1)	(78)	(234)	(46)

Operating profit/(loss) before tax	1,213	(583)	713
Tax (charge)/credit	(329)	168	(327)

Profit/(loss) for the period	884	(415)	386

Attributable to:
Non-controlling interests	7	14	11
Other owners	85	150	116
Ordinary shareholders	792	(579)	259

Notable items within total income
IFRS volatility in Central items (2)	(128)	(173)	(18)
UK PBB debt sale gain	26	9	8
FX losses in Central items	(15)	(8)	(52)
Commercial Banking fair value and disposal gain/(loss)	77	(46)	-
NatWest Markets legacy business disposal losses	(16)	(163)	(50)
Own credit adjustments	21	9	(29)

Notable items within operating expenses
Litigation and conduct costs	(19)	(764)	(54)
Strategic costs	(209)	(531)	(577)
VAT recovery in Central items	-	6	51

Notes:

(1)	31 March 2018 prepared under IFRS 9, 31 December 2017 and 31 March 2017 prepared under IAS 39. Refer to the February 2018 IFRS 9 Transition Report for further details.
(2)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Business performance summary

Personal & Business Banking

UK Personal & Business Banking (UK PBB)

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2018	2017	2017		2018	2017
	£m	£m	£m		£bn	£bn
Total income	1,591	1,548	1,583	Net loans & advances
Operating expenses	(836)	(1,266)	(935)	to customers	160.5	161.7
Impairment losses	(57)	(60)	(43)	Customer deposits	180.4	180.6
Operating profit	698	222	605	RWAs	43.4	43.0
Return on equity	27.9%	7.8%	23.9%

●

UK PBB now has 5.75 million regular mobile app users, 5% higher than Q4 2017, representing 69% digital penetration of active current account customers. 55% of personal unsecured loans sales are via the digital channel, 39% higher than Q1 2017. Business Banking digital current account openings accounted for 82% of the total accounts opened in Q1 2018, up from 59% in Q1 2017. In Q1 2018, more than 50% of our Business Banking loans under £50,000 were originated digitally.

●

Total income was £8 million higher than Q1 2017 benefiting from an £18 million increase in debt sale gains and higher volumes partially offset by an £11 million transfer to Private Banking and lower margins, down 15 basis points to 2.81%. Compared with Q4 2017, net interest margin is 5 basis points higher due to increased deposit margins and the impact of an annual review of mortgage customer repayment behaviour in Q4 2017 partially offset by lower mortgage margins.

●

Operating expenses in Q1 2018 were £99 million, or 10.6%, lower than Q1 2017 driven by a £51 million reduction in strategic costs, reflecting lower property restructuring, a 9% reduction in headcount, further operational efficiencies and lower fraud losses, partially offset by increased technology investment spend.

●

Compared with Q4 2017, net loans and advances decreased by £1.2 billion as a result of increased redemptions in Q1 2018 and weaker new mortgage lending due to intense mortgage competition in the past six months. Gross new mortgage lending in the quarter was £6.0 billion with market share of around 10%. Mortgage approval share was around 12% in Q1 2018.

Ulster Bank RoI

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2018	2017	2017		2018	2017
	£m	£m	£m		£bn	£bn
Total income	146	161	145	Net loans & advances
Operating expenses	(128)	(254)	(142)	to customers	19.0	19.5
Impairment				Customer deposits	16.9	17.5
(losses)/releases	(8)	(81)	24	RWAs	16.9	18.0
Operating
profit/(loss)	10	(174)	27
Return on equity	1.6%	(26.5%)	4.0%

●

Total income of £146 million (€165 million) increased by £1 million, or 0.7%, compared with Q1 2017 (€3 million, or 1.8%, lower in euro terms driven by the continued reduction in income from free funds). Compared with Q4 2017, net interest margin increased by 4 basis points as average interest earning assets have reduced by £1.1 billion (€1.1 billion) following a dividend payment in January 2018.

●

Operating expenses decreased by £14 million (€19 million) compared with Q1 2017, reflecting a £30 million (€35 million) reduction in strategic costs relating to the bank’s restructure programme in 2017. This has been partially offset by a £9 million (€11 million) provision for remediation and project costs associated with legacy business issues and one-off accrual releases in Q1 2017.

●	Net loans and advances have reduced by £0.5 billion (€0.3 billion) compared with Q4 2017, including a £0.3 billion (€0.2 billion) reduction in the tracker mortgage book.

Business performance summary

Commercial & Private Banking

Commercial Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2018	2017	2017		2018	2017
	£m	£m	£m		£bn	£bn
Total income	865	806	865	Net loans & advances
Operating expenses	(445)	(575)	(550)	to customers	90.7	97.0
Impairment losses	(23)	(117)	(61)	Customer deposits	93.7	98.0
Operating profit	397	114	254	RWAs	72.4	71.8
Return on equity	12.2%	1.3%	5.7%

●

Comparisons with prior periods are impacted by the transfer of shipping and other activities from NatWest Markets, the transfer of whole business securitisations and Relevant Financial Institutions to NatWest Markets in preparation for ring-fencing and the transfer of the funds and trustee depositary business to RBS International. The net impact of the transfers on Q1 2017 operating profit would have been to reduce total income by £34 million, reduce operating expenses by £1 million and impairments by £4 million. The net impact on the Q4 2017 balance sheet would have been to reduce net loans and advances by £4.8 billion, customer deposits by £2.1 billion and RWAs by £2.1 billion. The variances in the commentary below have been adjusted for the impact of these transfers, unless stated otherwise.

●

Total income increased by £34 million, or 4.1%, to £865 million compared with Q1 2017 reflecting asset disposal and fair value gains of £77 million, partially offset by lower lending volumes. On an unadjusted basis, net interest margin decreased by 11 basis points to 1.64% compared with Q4 2017 primarily reflecting a reclassification of net interest income to non interest income under IFRS 9 and the impact of transfers, partially offset by higher funding benefits from deposit balances.

●	Operating expenses decreased by £104 million, or 18.9%, to £445 million compared with Q1 2017 primarily reflecting a £63 million reduction in strategic costs and an 18.5% reduction in headcount.
●	Compared with Q4 2017, net loans and advances decreased by £1.5 billion reflecting capital management initiatives and a seasonal reduction in invoice financing balances.
●

Compared with Q4 2017, RWAs increased by £2.7 billion reflecting the impact of £4.3 billion of model uplifts, partially offset by £1.6 billion of gross RWA reductions from capital management initiatives and lower lending.

Private Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2018	2017	2017		2018	2017
	£m	£m	£m		£bn	£bn
Total income	184	191	160	Net loans & advances
Operating expenses	(121)	(194)	(124)	to customers	13.7	13.5
Impairment losses	(1)	(2)	(3)	Customer deposits	25.3	26.9
Operating profit/(loss)	62	(5)	33	RWAs	9.4	9.1
Return on equity	12.5%	(2.9%)	6.0%	AUM	20.3	21.5

●

Comparisons with prior periods are impacted by the transfer of the Collective Investment Fund business from UK PBB and by the transfers of Coutts Crown Dependency and the International Client Group Jersey RBS International. The net impact of the transfers on Q1 2017 operating profit would have been to increase total income by £8 million and operating expenses by £3 million. The net impact on the Q4 2017 balance sheet would have been to reduce net loans and advances by £0.1 billion, customer deposits by £0.5 billion, RWAs by £0.1 billion and assets under management by £0.7 billion. The variances in the commentary below have been adjusted for the impact of these transfers.

●

Total income increased by £16 million, or 9.5%, to £184 million compared with Q1 2017 reflecting increased lending and assets under management, partially offset by margin pressure. Net interest margin increased by 7 basis points to 2.51% compared with Q4 2017 primarily due to increased deposit income.

●	Operating expenses decreased by £6 million, or 4.7%, to £121 million compared with Q1 2017 reflecting lower strategic costs and an 11.8% reduction in headcount.
●	Assets under management (AUM) decreased by £0.5 billion compared with Q4 2017 to £20.3 billion as positive net new business inflows were offset by investment market performance.

Business performance summary

RBS International

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2018	2017	2017		2018	2017
	£m	£m	£m		£bn	£bn
Total income	137	97	98	Net loans & advances
Operating expenses	(59)	(66)	(46)	to customers	13.1	8.7
Impairment losses	-	-	(7)	Customer deposits	27.0	29.0
Operating profit	78	31	45	RWAs	7.0	5.1
Return on equity	23.2%	9.2%	12.0%

●

Comparisons with prior periods are impacted by the transfer of the funds and trustee depositary business from Commercial Banking and by the transfers of Coutts Crown Dependency and the International Client Group from Private Banking. The net impact of the transfers on Q1 2017 would have increased total income by £38 million. The net impact on the Q4 2017 balance sheet would have been to increase net loans and advances by £4.5 billion, customer deposits by £2.6 billion and RWAs by £2.1 billion. The variances in the commentary below have been adjusted for the impact of these transfers, unless otherwise stated. In addition, from Q4 2017 RWAs include the benefit of receiving the Advanced Internal Rating Based waiver on the wholesale corporate book.

●

Total income increased by £1 million, or 0.7%, to £137 million compared with Q1 2017. On an unadjusted basis, net interest margin increased by 23 basis points to 1.57% compared with Q4 2017 due to a change in product mix, an increased funding benefit on deposit balances and the impact of transfers.

●

Compared with Q4 2017, net loans and advances decreased by £0.1 billion. Customer deposits decreased £4.6 billion to £27.0 billion compared with Q4 2017 principally reflecting an outflow of short term placements in the Funds sector.

NatWest Markets(1)

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2018	2017	2017		2018	2017
	£m	£m	£m		£bn	£bn
Total income	437	200	429	Funded assets	135.2	118.7
Operating expenses	(349)	(583)	(581)	RWAs	53.1	52.9
Impairment releases	9	26	45
Operating profit/(loss)	97	(357)	(107)
Return on equity	2.0%	(14.0%)	(4.4%)

●

Total income of £437 million was broadly stable compared with Q1 2017, with reduced income in the core business against a strong Q1 2017, offset by lower legacy disposal losses of £16 million compared with £50 million in Q1 2017. The increase of £237 million compared with Q4 2017 reflected higher customer activity and improved trading conditions in the core business and lower legacy disposal losses, down £147 million.

●

Operating expenses of £349 million were 39.9% lower than Q1 2017 reflecting lower strategic costs, reduced litigation and conduct costs and an 17.9% reduction in other expenses, principally reflecting the wind down of the legacy business.

●

RWAs increased by £0.2 billion to £53.1 billion compared with Q4 2017 reflecting increased market risk in the core business, partially offset by a reduction in legacy RWAs, down £3.1 billion to £17.5 billion.

●

Total assets increased by £5.9 billion to £283.8 billion compared with Q4 2017. Funded assets increased by £16.5 billion to £135.2 billion compared with Q4 2017 principally reflecting seasonally low levels of activity at the end of 2017.

Central items & other

●	Central items not allocated represented a charge of £129 million in the quarter, principally reflecting a £128 million IFRS volatility charge.

Note:

(1)	The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group following completion of the Ring-Fencing Transfer Scheme on 30 April 2018.

Business performance summary

Capital and leverage ratios
	End-point CRR basis (1)
	31 March	31 December
	2018	2017
Risk asset ratios	%	%

CET1	16.4	15.9
Tier 1	18.4	17.9
Total	21.6	21.3

Capital	£m	£m

Tangible equity	35,644	35,164

Expected loss less impairment provisions	(708)	(1,286)
Prudential valuation adjustment	(555)	(496)
Deferred tax assets	(825)	(849)
Own credit adjustments	(166)	(90)
Pension fund assets	(299)	(287)
Cash flow hedging reserve	204	(227)
Other deductions	39	28

Total deductions	(2,310)	(3,207)

CET1 capital	33,334	31,957
AT1 capital	4,041	4,041

Tier 1 capital	37,375	35,998
Tier 2 capital	6,381	6,765

Total regulatory capital	43,756	42,763

Risk-weighted assets

Credit risk
- non-counterparty	145,400	144,700
- counterparty	15,300	15,400
Market risk	19,600	17,000
Operational risk	22,400	23,800

Total RWAs	202,700	200,900

Leverage

Cash and balances at central banks	95,400	98,300
Derivatives	149,900	160,800
Loans and advances	334,700	339,400
Reverse repos	37,900	40,700
Other assets	120,600	98,900

Total assets	738,500	738,100
Derivatives
- netting and variation margin	(148,700)	(161,700)
- potential future exposures	48,100	49,400
Securities financing transactions gross up	2,700	2,300
Undrawn commitments	52,500	53,100
Regulatory deductions and other adjustments	100	(2,100)

CRR leverage exposure	693,200	679,100

CRR leverage ratio %	5.4	5.3

UK leverage exposure (2)	602,500	587,100

UK leverage ratio % (2)	6.2	6.1

Notes:

(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Business performance summary

Segment performance	Quarter ended 31 March 2018
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,259	106	492	123	104	36	26	2,146
Other non-interest income	332	40	373	61	33	380	(84)	1,135
Own credit adjustments	-	-	-	-	-	21	-	21
Total income	1,591	146	865	184	137	437	(58)	3,302
Direct expenses - staff costs	(186)	(45)	(110)	(35)	(24)	(165)	(399)	(964)
- other costs	(48)	(17)	(36)	(11)	(15)	(53)	(639)	(819)
Indirect expenses	(521)	(53)	(262)	(66)	(20)	(102)	1,024	-
Strategic costs - direct	(6)	(1)	2	(1)	-	(17)	(186)	(209)
- indirect	(74)	(3)	(38)	(8)	(1)	(6)	130	-
Litigation and conduct costs	(1)	(9)	(1)	-	1	(6)	(3)	(19)
Operating expenses	(836)	(128)	(445)	(121)	(59)	(349)	(73)	(2,011)
Operating profit/(loss) before impairment (losses)/releases	755	18	420	63	78	88	(131)	1,291
Impairment (losses)/releases	(57)	(8)	(23)	(1)	-	9	2	(78)
Operating profit/(loss)	698	10	397	62	78	97	(129)	1,213
Additional information
Return on equity (2)	27.9%	1.6%	12.2%	12.5%	23.2%	2.0%	nm	9.3%
Cost:income ratio (3)	52.5%	87.7%	49.6%	65.8%	43.1%	79.9%	nm	60.5%
Net interest margin %	2.81%	1.80%	1.64%	2.51%	1.57%	0.54%	nm	2.04%
Third party customer asset rate	3.43%	2.39%	2.71%	2.83%	2.57%	nm	nm	nm
Third party customer funding rate	(0.27%)	(0.21%)	(0.30%)	(0.19%)	(0.07%)	nm	nm	nm
Average interest earning assets (£bn)	181.8	23.9	121.5	19.8	26.9	27.3	26.2	427.4
Total assets (£bn)	190.3	23.4	141.6	20.4	28.0	283.8	51.0	738.5
Funded assets (£bn)	190.3	23.3	141.5	20.4	28.0	135.2	50.0	588.7
Net loans and advances to customers (£bn)	160.5	19.0	90.7	13.7	13.1	22.1	-	319.1
Impairment provisions (£bn)(4)	(1.6)	(1.2)	(1.2)	(0.1)	-	(0.2)	0.1	(4.2)
Customer deposits (£bn)	180.4	16.9	93.7	25.3	27.0	14.9	0.1	358.3
Risk-weighted assets (RWAs) (£bn)	43.4	16.9	72.4	9.4	7.0	53.1	0.5	202.7
RWA equivalent	44.5	17.4	76.8	9.4	7.0	56.5	0.7	212.3
Employee numbers (FTEs - thousands)	19.5	2.8	4.4	1.5	1.7	5.7	35.3	70.9

nm = not meaningful

Notes:

(1)	Central items include unallocated transactions which principally comprise volatile items under IFRS.
(2)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 13.5% (Private Banking - 14% from Q1 2017 to Q4 2017, 15% prior to Q1 2017), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(3)	Operating lease depreciation included in income.
(4)	Prepared under IFRS 9. Refer to the February 2018 IFRS 9 Transition report for further details.

Condensed consolidated income statement for the period ended 31 March 2018 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2018	2017	2017
	£m	£m	£m
Interest receivable	2,702	2,754	2,732
Interest payable	(556)	(543)	(498)
Net interest income (1)	2,146	2,211	2,234

Fees and commissions receivable	813	846	822
Fees and commissions payable	(207)	(231)	(217)
Income from trading activities	465	(198)	399
Gain on redemption of own debt	-	-	2
Other operating income	85	429	(28)
Non-interest income	1,156	846	978

Total income	3,302	3,057	3,212

Staff costs	(1,055)	(1,100)	(1,315)
Premises and equipment	(370)	(524)	(377)
Other administrative expenses	(399)	(1,587)	(419)
Depreciation and amortisation	(163)	(178)	(342)
Write down of other intangible assets	(24)	(17)	-

Operating expenses	(2,011)	(3,406)	(2,453)

Profit/(loss) before impairment losses	1,291	(349)	759
Impairment losses	(78)	(234)	(46)

Operating profit/(loss) before tax	1,213	(583)	713
Tax (charge)/credit	(329)	168	(327)

Profit/(loss) for the period	884	(415)	386

Attributable to:
Non-controlling interests	7	14	11
Preference share and other dividends	85	150	116
Ordinary shareholders	792	(579)	259

	884	(415)	386

Basic earnings/(loss) per ordinary share (2)	6.6p	(4.9p)	2.2p

Notes:

(1)	Negative interest on loans and advances is classed as interest payable. Negative interest on customer deposits is classed as interest receivable.
(2)	There is no dilutive impact in any period.

Condensed consolidated statement of comprehensive income for the period ended 31 March 2018 (unaudited)

Profit/(loss) for the period	884	(415)	386

Items that do not qualify for reclassification
Profit/(loss) on remeasurement of retirement benefit schemes	-	116	(21)
Profit/(loss) on fair value of credit in financial liabilities designated
at fair value through profit or loss due to own credit risk	61	(19)	(20)
Tax	(13)	(5)	(16)

	48	92	(57)

Items that do qualify for reclassification
Fair value through other comprehensive income financial assets	131	(11)	60
Cash flow hedges	(584)	(86)	(189)
Currency translation	(73)	18	(6)
Tax	126	19	33

	(400)	(60)	(102)

Other comprehensive (loss)/income after tax	(352)	32	(159)

Total comprehensive income/(loss) for the period	532	(383)	227

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	(11)	22	10
Preference shareholders	18	79	40
Paid-in equity holders	67	71	76
Ordinary shareholders	458	(555)	101

	532	(383)	227

Condensed consolidated balance sheet as at 31 March 2018 (unaudited)

	31 March	31 December
	2018	2017
	£m	£m

Assets
Cash and balances at central banks	95,376	98,337
Net loans and advances to banks	15,607	16,254
Reverse repurchase agreements and stock borrowing	11,556	13,997
Loans and advances to banks	27,163	30,251
Net loans and advances to customers	319,126	323,184
Reverse repurchase agreements and stock borrowing	26,330	26,735
Loans and advances to customers	345,456	349,919
Debt securities	92,167	78,933
Equity shares	646	450
Settlement balances	11,416	2,517
Derivatives	149,859	160,843
Intangible assets	6,533	6,543
Property, plant and equipment	4,473	4,602
Deferred tax	1,498	1,740
Prepayments, accrued income and other assets	3,733	3,726
Assets of disposal groups	189	195

Total assets	738,509	738,056

Liabilities
Bank deposits	40,048	39,479
Repurchase agreements and stock lending	8,489	7,419
Deposits by banks	48,537	46,898
Customer deposits	358,328	367,034
Repurchase agreements and stock lending	32,102	31,002
Customer accounts	390,430	398,036
Debt securities in issue	33,374	30,559
Settlement balances	12,340	2,844
Short positions	35,370	28,527
Derivatives	142,731	154,506
Provisions for liabilities and charges	7,306	7,757
Accruals and other liabilities	6,003	6,392
Retirement benefit liabilities	119	129
Deferred tax	473	583
Subordinated liabilities	12,264	12,722
Liabilities of disposal groups	10	10

Total liabilities	688,957	688,963

Equity
Non-controlling interests	752	763
Owners’ equity*
Called up share capital	11,993	11,965
Reserves	36,807	36,365

Total equity	49,552	49,093

Total liabilities and equity	738,509	738,056

*Owners’ equity attributable to:
Ordinary shareholders	42,177	41,707
Other equity owners	6,623	6,623

	48,800	48,330

Condensed consolidated statement of changes in equity for the period ended 31 March 2018 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	12,809	4,058	17,130	14,333	48,330	763	49,093
Implementation of IFRS 9 on 1 January 2018 (1)	-	-	(105)	34	(71)	-	(71)
Profit attributable to ordinary shareholders
and other equity owners	-	-	877	-	877	7	884
Other comprehensive income
- changes in fair value of credit in financial
liabilities designated at fair value through profit
or loss due to own credit risk	-	-	61	-	61	-	61
- other amounts recognised in equity	-	-	-	(343)	(343)	(18)	(361)
- amounts transferred from equity to profit or loss	-	-	-	(179)	(179)	-	(179)
- recycled to profit or loss on disposal
of businesses (2)	-	-	-	14	14	-	14
- tax	-	-	(13)	126	113	-	113
Preference share and other dividends paid	-	-	(85)	-	(85)	-	(85)
Shares and securities issued during the period	80	-	-	-	80	-	80
Share-based payments - gross	-	-	8	-	8	-	8
Movement in own shares held	(5)	-	-	-	(5)	-	(5)
At 31 March 2018	12,884	4,058	17,873	13,985	48,800	752	49,552

							31 March
							2018
Total equity is attributable to:							£m
Non-controlling interests							752
Preference shareholders							2,565
Paid-in equity holders							4,058
Ordinary shareholders							42,177
							49,552
*Other reserves consist of:
Merger reserve							10,881
Fair value through other comprehensive income reserve							392
Cash flow hedging reserve							(204)
Foreign exchange reserve							2,916
							13,985

Notes:

(1)	Refer to Note 1 for further information.
(2)	No tax impact.

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2017 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

In July 2014, the IASB published IFRS 9 ‘Financial instruments’ with an effective date of 1 January 2018. For further details see pages 252 and 253 of RBS’s 2017 Annual Report on Form 20-F and the February 2018 IFRS 9 Transition report. There will be no restatement of accounts prior to 2018. The impact on RBS’s balance sheet at 1 January 2018 is as follows:

		Impact of IFRS 9
			Expected
	31 December	Classification &	credit		1 January
	2017	measurement	losses	Tax	2018
	£m	£m	£m	£m	£m
Cash and balances at central banks	98,337	-	(1)	-	98,336
Net loans and advances to banks	30,251	-	(3)	-	30,248
Net loans and advances to customers	349,919	517	(524)	-	349,912
Debt securities and equity shares	79,383	44	(3)	-	79,424
Other assets	19,323	-	-	25	19,348

Total assets	738,056	561	(531)	25	738,111
Total liabilities	688,963	-	85	41	689,089
Total equity	49,093	561	(616)	(16)	49,022
Total liabilities and equity	738,056	561	(531)	25	738,111

Accounting policies

The Group’s principal accounting policies are as set out on pages 242 to 254 of the 2017 Annual Report on Form 20-F. From 1 January 2018 the accounting policies have been updated to reflect the adoption of IFRS 9, further details of this are included in the February 2018 IFRS 9 Transition report. Other than in relation to IFRS 9 other amendments to IFRS effective for 2018, including IFRS 15 ‘Revenue from contracts with customers’, IFRS 2 ‘Share-based payments’ and IAS 40 ‘Investment Property’ have not had a material effect on the Group’s Q1 2018 results.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 250 to 252 of RBS’s 2017 Annual Report on Form 20-F. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superceded on the adoption of IFRS 9 for which details are included in the February 2018 IFRS 9 Transition report.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 March 2018 have been prepared on a going concern basis.

Notes

2. Material developments in litigation, investigations and reviews

RBS's 2017 Annual Report and Accounts, issued on 23 February 2018, and RBS's 2017 Annual Report on Form 20-F issued on 29 March 2018, included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 31. Set out below are the material developments in these matters since the 2017 Annual Report on Form 20-F were published. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

Litigation

FX antitrust litigation

As previously disclosed, RBS is among the defendants in an FX-related antitrust class action on behalf of ‘consumers and end-user businesses’ harmed by alleged collusion in the FX spot market. On 12 March 2018, the United States District Court for the Southern District of New York denied defendants’ motion to dismiss the plaintiffs’ amended complaint, holding that plaintiffs have adequately alleged antitrust standing. On 23 March 2018, the same court denied a motion by RBS and certain other defendants to dismiss the complaint for lack of personal jurisdiction.

In addition, as previously disclosed, RBS is among the defendants in a separate consolidated FX-related antitrust class action on behalf of ‘indirect purchasers’ who were allegedly indirectly affected by FX instruments that others entered into with the defendant banks. On 15 March 2018, the United States District Court for the Southern District of New York granted RBS and the other defendants’ motion to dismiss on a number of grounds, including failure to plead proximate cause and antitrust standing. Plaintiffs are seeking permission to file an amended complaint.

On 12 April 2018, the United States District Court for the Southern District of New York granted RBS’s motion to compel arbitration of the FX-related claims of Alpari (US) LLC (Alpari). As previously disclosed, Alpari had been seeking to invoke the federal court’s class action procedures to represent a class of plaintiffs that were allegedly harmed when RBS breached contracts by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as ‘last look’. The Court’s order requires Alpari’s claims to proceed in arbitration instead of federal court.

Interest rate hedging products litigation

As previously disclosed, Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both interest rate hedging products (IRHP) mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the High Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment dismissing the appeal was handed down on 2 March 2018. The decision (subject to any further appeal) may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. PAG is seeking permission from the Supreme Court to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates.

Investigations and reviews

RMBS and other securitised products investigations

On 6 March 2018, the New York Attorney General announced that it had resolved its investigation of RBS’s issuance and underwriting of residential mortgage-backed securities. RBS Financial Products Inc. will pay US $100 million to the State of New York, and provide US $400 million of consumer relief credits at a cost of approximately US $130 million. The cost of the settlement has been paid or is otherwise covered by existing provisions.

Governance and risk management consent order

As previously disclosed, in July 2011, RBS, RBS plc, and RBS N.V. agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (‘the Order’) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. The RBS entities’ obligations under the Order have been terminated by the Federal Reserve Board (on 8 March 2018),  the Illinois Department of Financial and Professional Regulation (on 23 March 2018), and the Connecticut Department of Banking (on 13 April 2018).

Notes

3. Provisions for liabilities and charges

			Residential
	Payment	Other	mortgage	Litigation
	protection	customer	backed	and other
	insurance	redress	securities	regulatory	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2018	1,053	870	3,243	641	1,950	7,757
Implementation of IFRS 9 on 1 January 2018 (1)	-	-	-	-	85	85
Currency translation and other movements	-	(5)	(119)	(4)	(1)	(129)
Charge to income statement	-	19	-	3	111	133
Releases to income statement	-	(10)	(1)	(5)	(15)	(31)
Provisions utilised	(152)	(115)	(90)	(52)	(100)	(509)
At 31 March 2018	901	759	3,033	583	2,030	7,306

Note:

(1)	Refer to Note 1 for further details

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

4. Post balance sheet events

As announced on 17 April 2018, RBS has entered into a Memorandum of Understanding with the Trustees of the Main Scheme of the RBS Group Pension Fund under which the intention is to make an initial £2 billion pre-tax, and further pre-tax contributions of up to £1.5 billion in aggregate, from 1 January 2020 linked to the making of future distributions to RBS shareholders. The £2 billion payment will be made in the second half of 2018 and as at 31 March 2018 the pro forma impact of it on CET1 and TNAV is a reduction of 80 basis points and 12p per share respectively.

On 26 April 2018 Ulster Bank Ireland DAC issued €1 billion AAA rated Residential Mortgage Backed Securities notes at a yield of 0.30% over 3month EURIBOR.

Other than this, there have been no further significant events between 31 March 2018 and the date of approval of this announcement.

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2018.

As at 31 March 2018
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	11,993
Retained income and other reserves	36,807

Owners’ equity	48,800

RBS indebtedness
Subordinated liabilities	12,264
Debt securities in issue	33,374

Total indebtedness	45,638

Total capitalisation and indebtedness	94,438

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Other than the Ulster Bank Ireland DAC issuance of €1 billion AAA rated Residential Mortgage Backed Securities on 26 April 2018, the information contained in the table above has not changed materially since 31 March 2018.

Additional information

Other financial data (continued)

		Year ended 31 December
	Quarter ended 31 March 2018 (1)	2017	2016	2015	2014	2013

Return on average total assets (2)	0.5%	0.1%	(0.8%)	(0.2%)	(0.3%)	(0.7%)
Return on average ordinary shareholders’ equity (3)	7.8%	1.9%	(15.3%)	(4.0%)	(6.5%)	(14.7%)
Average total equity as a percentage of average total assets	7.6%	7.0%	6.2%	6.0%	5.8%	5.5%
Ratio of earnings to combined fixed charges and preference share dividends (4,5)
- including interest on deposits	2.70	1.58	(0.45)	0.17	1.52	(0.51)
- excluding interest on deposits	6.13	2.25	(2.13)	(1.17)	2.61	(5.12)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	3.10	2.05	(0.53)	0.19	1.67	(0.55)
- excluding interest on deposits	9.99	4.37	(3.25)	(1.60)	3.58	(6.95)

Notes:

(1)	Based on unaudited numbers.
(2)	Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average ordinary shareholders' equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(4)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)

The earnings for the years ended 31 December 2016, 2015 and 2013 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015 and 2013 was £4,586 million, £3,088 million and £9,247 million respectively. The coverage deficiency for fixed charges for the years ended 31 December 2016, 2015 and 2013 was £4,082 million, £2,703 million and £8,849 million respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Richard Fisher

Richard Fisher

Chief Accountant

27 April 2018